Exhibit 3.48

ARTICLES OF INCORPORATION

OF

TANDY HOLDINGS, INC.

I, the undersigned, a natural person of the age of twenty-one (21) years or more and a citizen of the State of Texas, acting as incorporator of a corporation under the provisions of NRS 78.010 et seq., do hereby adopt the following Articles of Incorporation for such corporation.

ARTICLE ONE

The name of the corporation is:

TANDY HOLDINGS, INC.

ARTICLE TWO

The principal place of the business in Nevada shall be at 4920-A East Tropicana Avenue, Las Vegas, Clark County, Nevada 89121. The corporation’s registered agent in Nevada is Richard J. Buxton, whose address is 4920-A East Tropicana Avenue, Las Vegas, Clark County, Nevada 89121.

ARTICLE THREE

The purposes for which the corporation is organized are:

To engage in the business of importing and exporting various products; manufacturing; selling various products at retail and at wholesale; acquiring, owning and operating businesses and corporations engaged in such activities; and for any other lawful purpose within or without the State of Nevada.

To acquire by purchase, lease, or otherwise, property of all kinds and descriptions which may be useful or necessary in connection with the operation of said business including the acquisition of going concerns or businesses that may be related to the primary business of this corporation or that may be beneficial to the corporation to acquire, own or control.

And, generally, to engage in any business and to do any and all things necessary, incident to or in the furtherance of the said business; or to do and perform any and all acts or things necessary to the proper conduct of the said business or to transact any other business of whatever nature, or to operate any other trade or business necessary or incident to the said business, including the acquisition and holding of stock, securities or investments in any other company or commercial entity; and for such purposes to pledge the assets of the corporation, to borrow money, and generally to perform any act or thing necessary in connection with the said business.

ARTICLE FOUR

The capital stock of the corporation shall consist of One Thousand (1,000) shares, with a par value of One Dollar ($1.00) per share which, upon payment for the shares, shall be fully paid and nonasseesable.

ARTICLE FIVE

The members of the governing board of the corporation shall be styled Directors. For the first year there shall be three (3) Directors, and their names and post office addresses are as follows:

Name	Address
John V. Roach	1900 One Tandy Center Fort Worth, Texas 76102

Dwain H. Hughes	1700 One Tandy Center Fort Worth, Texas 76102

Richard L. Ramsey	1800 One Tandy Center Fort Worth, Texas 76102

ARTICLE SIX

The name of the incorporator is Jim Sheets and his mailing address is 1800 One Tandy Center, Fort Worth, Texas 76102.

ARTICLE SEVEN

The period of duration for the corporation is perpetual.

ARTICLE EIGHT

The personal liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by NRS 78.037, as the same may be amended and supplemented. No amendment to or repeal of this ARTICLE EIGHT shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has set his hand this 12th day of April, 1993.

/s/ Jim Sheets
Jim Sheets

STATE OF TEXAS

COUNTY OF TARRANT

These Articles of Incorporation of Tandy Holdings, Inc. were acknowledged before me this 12th day of April, 1993 by Jim Sheets.

/s/ Monica Ledbetter
Notary Public

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